United States securities and exchange commission logo





                          April 29, 2022

       Todd Cello
       Executive Vice President and Chief Financial Officer
       TransUnion
       555 West Adams
       Chicago, IL 60661

                                                        Re: TransUnion
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 22,
2022
                                                            Form 8-K
                                                            Filed April 26,
2022
                                                            File No. 001-37470

       Dear Mr. Cello:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Furnished April 26, 2022

       Exhibit 99.1
       First Quarter 2022 Results
       Earnings, page 1

   1. Please present and discuss the most directly comparable GAAP measure to Adjusted
                                                        EBITDA Margin with
equal or greater prominence in your earnings discussion. Refer to Item 10(e)(1)(i)(A)
of Regulation S-K and the staff's Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures, Question 102.10.
 Todd Cello
FirstName
TransUnionLastNameTodd Cello
Comapany
April       NameTransUnion
       29, 2022
April 229, 2022 Page 2
Page
FirstName LastName
Schedule 2
Reconciliation of net income attributable to TransUnion to consolidated Adjusted EBITDA, page
13

2. We note your 'Consolidated Adjusted EBITDA' reconciliation excludes charges labeled as
         'Net Other,' which partially consists of "$28.4 million for certain legal and regulatory expenses." Please tell us the nature of these excluded costs, and your consideration as to whether these costs reflect normal, recurring, cash operating expenses necessary to operate your business. Refer to the staff's Compliance and Disclosure Interpretations on
         Non-GAAP Financial Measures, Question 100.01.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services